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                                                                       EXHIBIT 3

                        CEM AGREES TO BE ACQUIRED BY CEO


         CHARLOTTE, NC (BUSINESS WIRE), December 29, 1999 - CEM Corporation (NASDAQ/NM:CEMX) and Michael J. Collins, its President and Chief Executive Officer, announced today that they had entered into a merger agreement pursuant to which Mr. Collins would acquire all of the Company's outstanding shares not owned by him at a price of $11.15 per share in cash. This price represents a 94% premium to the closing price of CEM common stock on October 18, 1999, the day the Company announced Mr. Collins' first acquisition proposal, and a 32% premium to the CEM's closing stock price of $8.4375 on December 29, 1999. The $11.15 price is also 33% greater than the $8.40 per share price initially proposed by Mr. Collins in October.

         A Special Committee of the Board of Directors of CEM, which was appointed to consider the transaction and assess other strategic alternatives, has received the opinion of Brookwood Associates, Inc., its financial advisor, that, subject to the assumptions and limitations set forth in its opinion, the $11.15 per share cash consideration to be received by the shareholders of CEM pursuant to the merger is fair from a financial point of view to such shareholders.

         The transaction is subject to approval by CEM's shareholders and to certain other customary conditions. The Company currently believes that the shareholder vote and the closing of the transaction (if approved by the shareholders) could occur early in the Company's fourth fiscal quarter (the second calendar quarter).

         The transaction is not subject to any financing contingency. Mr. Collins has accepted a commitment from Banc of America Commercial Finance Corporation to provide the necessary financing, which commitment was arranged for Mr. Collins by his financial advisor, Wachovia Securities, Inc.

         Ronald A. Norelli, Chairman of CEM's Board of Directors and a member of the Special Committee, stated that "with the help of Brookwood Associates, we looked at a number of alternatives in considering Mike's transaction. His offer was the best alternative, and it's clearly in the best interests of the shareholders." Mr. Collins added that "I am pleased my offer was accepted by the Board and will be recommended to the shareholders. I believe this is a win-win situation for the shareholders and the Company. It will create substantial shareholder value with a sizeable premium."

         "Given CEM's size and today's dynamics in the public arena, it is appropriate for CEM to once again be a private company. I continue to be excited about the opportunities for CEM as a private company with our new financial partner Bank of America. I look forward to the challenges ahead and am confident CEM will remain a leading company in our industry," Collins continued.
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         The affirmative vote of holders of 66 2/3% of CEM's outstanding common stock is needed to approve the transaction. Mr. Collins beneficially owns in excess of 15% of the outstanding common stock of CEM.

         CEM manufactures microwave-based instrumentation for testing and analysis. The Company's products are used worldwide in the general analytical laboratory market, and in many manufacturing industries, including food and chemical processing.

         Contacts:

         Michael J. Collins
         President and Chief Executive Officer
         CEM Corporation
         (704) 821-7015

         Ronald A. Norelli
         Chairman of the Board of Directors and Member, Special Committee CEM Corporation
         (704) 376-5484


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